UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:

Alpha Summit Strategic Alternatives Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

c/o UMB Fund Services, Inc.

235 W. Galena Street

Milwaukee, WI 53212

Telephone Number (including area code):

414-299-2000

Name and address of agent for service of process:

Ann Maurer Alpha Summit Strategic Alternatives Fund c/o UMB Fund Services, Inc. 235 West Galena Street Milwaukee, WI 53212	with a copy to:	Joshua M. Lindauer, Esq. Faegre Drinker Biddle & Reath LLP 1177 Avenue of the Americas, 43rd Floor New York, NY 10036 212-248-3298

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☒ Yes     ☐ No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Kansas City in the State of Missouri, as of the 27th day of March, 2026.

ALPHA SUMMIT STRATEGIC ALTERNATIVES FUND

By:	/s/ Amy Small
Name:	Amy Small
Title:	Trustee

Attest:	/s/ Sarah Pollmann
Name:	Sarah Pollmann
Title:	Witness